SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Notice of First Extraordinary General Meeting for 2016;

99.2	Circular on Continuing Connected Transactions;

99.3	Notice of Attendance for the First Extraordinary General Meeting in 2016; and

99.4	Form of Proxy for the First Extraordinary General Meeting for 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 6, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST EXTRAORDINARY

GENERAL MEETING FOR 2016

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this notice is truthful, accurate and complete, and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN THAT the 13th meeting of the eighth session of the board of directors of the Company was held on 23 August 2016. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company on or after 2 September 2016. The meeting has resolved to convene the First Extraordinary General Meeting of the Company for 2016 (the “EGM”) at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00 p.m. with details as follows:

Items to be considered at the EGM:

(I)	To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(1)	To consider and approve the Mutual Product Supply and Sale Services Framework Agreement (2017-2019) and the continuing connected transactions (i.e. the connected transactions in the ordinary course of business, same hereinafter) contemplated thereunder, and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Mutual Product Supply and Sales Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.

1

For details of the aforesaid continuing connected transactions, please refer to the “Announcement on Continuing Connected Transactions” published on the website of the Hong Kong Exchanges and Clearing Limited on 23 August 2016, the “Announcement on On-going Connected Transactions” (the “Announcement”) published on the website of the Shanghai Stock Exchange on 23 August 2016 and in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 24 August, or relevant content of the Company’s circular on continuing connected transactions (the “Circular”) to be despatched to its H shareholders on or around 2 September 2016.

(2)	To consider and approve the Comprehensive Services Framework Agreement (2017-2019), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the Company’s Announcement published on the websites of the Hong Kong Exchanges and Clearing Limited and the Shanghai Stock Exchange, the Company’s Announcement published in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 24 August or relevant content of the Company’s circular to be despatched to its H shareholders on or around 2 September 2016.

Details of the resolutions proposed at the EGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are also published in the circular of the Company to the holders of the Company’s H shares dated.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 2 September 2016

As at the date of this notice, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

2

Notes:

I.	Attendee of the EGM

1.	Eligibility for attending the EGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Wednesday, 14 September 2016 are eligible to attend the EGM. Unregistered holders of H shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Wednesday, 14 September 2016.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

b.	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

c.	To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

3

II.	Registration procedures for attending the EGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the EGM should complete and return the notice of attendance for EGM to the Company before Tuesday, 27 September 2016. For details, please refer to the notice of attendance for the First Extraordinary General Meeting of the Company for 2016.

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from Thursday, 15 September 2016 to Tuesday, 18 October 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Wednesday, 14 September 2016.

4.	In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM for approval of Resolution 1 and/or Resolution 2.

5.	The Secretariat for the EGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

4

Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser

to the Independent Board Committee and

the Independent Shareholders

Sinopec Shanghai Petrochemical Company Limited will convene the EGM at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00p.m.. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and despatched to the H Shareholders on or around 2 September 2016.

Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) as you wish.

2 September 2016

i

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions shall have the following meanings:

“2013 Announcement”	an announcement published on the website of the Hong Kong Stock Exchange and the website of the Shanghai Stock Exchange on 25 October 2013 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2013 Circular”	a circular published on the website of Hong Kong Stock Exchange on 1 November 2013 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements;

“2013 EGM”	the extraordinary meeting of shareholders of the Company held on 11 December 2013 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“Annual Cap(s)”	the maximum aggregate annual values

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the Board of directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	China Petrochemical Corporation, a wholly State-owned enterprise incorporated in the PRC

“Chenshan Oil Depot Area Assets Lease Agreement”	the Chenshan Oil Depot Area Assets Lease Agreement entered Lease Agreement” into between the Company and East China Branch of Sinopec Sales Company Limited on 31 January 2013 which was terminated on 5 December 2013. Please refer to the connected transaction announcement issued by the Company on 5 December 2013 for more details

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

DEFINITIONS

“Continuing Connected Transactions”	the on-going connected transactions between the Company and China Petrochemical Corporation, Sinopec Corp. and their associates in respect of (i) purchase of raw materials; (ii) sale of petroleum products and petrochemical products; (iii) property lease; (iv) agency sale of petrochemical products; (v) provision of construction, installation and engineering design services; (vi) petrochemical industry insurance services; and (vii) provision of financial services, the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	the Director(s) of the Company, including independent non- executive Directors

“EGM”	the first extraordinary general meeting for 2016 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00p.m., for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps applicable thereto

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Corporation on 25 October 2013 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, China Petrochemical Corporation and Sinopec Corp. on 25 October 2013 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Framework Agreements and the proposed Annual Caps for the three years ending 31 December 2019 on each of the Continuing Connected Transactions

“Independent Shareholders”	shareholders other than Sinopec Corp. and its associates

“Latest Practicable Date”	26 August 2016, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PBOC”	People’s Bank of China

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Renewed Comprehensive Services Framework Agreement”	the comprehensive services framework agreement dated 23 August 2016 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement

“Renewed Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement dated 23 August 2016 entered into between the Company, China Petrochemical Corporation and Sinopec Corp. in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of sales agency services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Shenwan Hongyuan” or “Independent Financial Adviser”	Shenwan Hongyuan Capital (H.K.) Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the proposed Annual Caps in relation to the same for the three years ending 31 December 2019

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC and is a subsidiary of China Petrochemical Corporation

LETTER FROM THE BOARD

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:

Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Ye Guohua
Jin Qiang
Guo Xiaojun

Non-executive Directors:

Lei Dianwu

Mo Zhenglin

Independent non-executive Directors:

Cai Tingji
Zhang Yimin
Liu Yunhong
Du Weifeng

2 September 2016

To the Shareholders and H Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

I.	INTRODUCTION

The Company refers to its announcement dated 23 August 2016 in relation to the resolutions passed at the 13th meeting of the eighth session of the Board on 23 August 2016 and its announcement dated 23 August 2016 in relation to the Continuing Connected Transactions.

As disclosed in the above announcement, the Continuing Connected Transactions and their proposed Annual Caps are subject to Independent Shareholders’ approval pursuant to the requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

This circular is prepared in accordance with the Hong Kong Listing Rules and the Shanghai Listing Rules, respectively, with detailed information about the Continuing Connected Transactions. The EGM of the Company is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00 p.m. for the Independent Shareholders to consider, and if thought fit, approve the Continuing Connected Transactions and their proposed Annual Caps under the Renewed Framework Agreements. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and is set out on pages II-1 to II-4 of this circular.

The purpose of this circular is to provide you with, among other things, (1) details of the renewal of the Continuing Connected Transactions; (2) the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (3) the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of EGM for the H Shareholders.

II.	CONTINUING CONNECTED TRANSACTIONS

The Company refers to the 2013 Announcement and the 2013 Circular in relation to its continuing connected transactions under the Existing Framework Agreements.

1.	Background to the Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement on 25 October 2013, details of which were disclosed in the 2013 Announcement and the 2013 Circular. Please refer to the 2013 Announcement and the 2013 Circular on the relevant continuing connected transaction issued by the Company on 25 October 2015 and 1 November 2013 respectively for detail. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the two years ending 31 December 2014, 2015 and the year ending 31 December 2016 at the 2013 EGM of the Company held on 11 December 2013.

As the Existing Framework Agreements will expire on 31 December 2016 and in order to ensure the normal operation of the Company, the Company entered into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 for a term of three years expiring on 31 December 2019. The effectiveness of the Renewed Framework Agreements are conditional upon the passing of the relevant resolutions at the EGM approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreements, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the continuing connected transactions under the Renewed Framework Agreements constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

LETTER FROM THE BOARD

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the applicable information disclosure procedures under the Shanghai Listing Rules.

At the 13th meeting of the eighth session of the Board held on 23 August 2016, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2017, 2018 and 2019. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

2.	An Overview of the Continuing Connected Transactions under the Existing Framework Agreements and the Renewed Framework Agreements

Due to the special nature of the industry the Company operates in and as it is necessary for the operation of the Company’s business, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, Sinopec Corp. and their associates for, among other things, the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene and ethylene oxide (“EO”) etc.), and the provision of sales agency services of petrochemical products (e.g. resins, synthetic fiber monomers and polymers and synthetic fibers, etc.).

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue to obtain these products and services on 23 August 2016. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petrochemical Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services.

LETTER FROM THE BOARD

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services on 23 August 2016. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The table below sets forth a summary of each of the Continuing Connected Transactions governed by the Existing Framework Agreements and the Renewed Framework Agreements.

				Historical figures			Annual Caps approved in 2013			Estimated Annual Caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2014	2015	2016	2014	2015	2016	2017		2018		2019
Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provision of raw materials and goods to the Company by China Petrochemical Corporation, Sinopec Corp. and their associates	Three years expiring on 31 December 2019	39,271	30,926	11,213	85,254	91,444	94,475	63,257		74,689		80,286

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	Sale of petroleum products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	54,018	41,731	16,582	65,479	75,678	79,586	82,507	*	96,166	*	102,914	*

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene and EO etc.)	Sale of petrochemical products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	8,548	4,928	2,666	24,394	29,417	31,156

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	Provision of property leasing services by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	29	29	14	112	114	116	36		36		36

LETTER FROM THE BOARD

							Annual Caps approved in
				Historical figures				2013		Estimated Annual Caps
				(RMB in millions)			(RMB in millions)			(RMB in millions)
Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2014	2015	2016	2014	2015	2016	2017	2018	2019
Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by- products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	Provision of sales agency services to the Company by Sinopec Corp. and its associates	Three years expiring on 31 December 2019	113	112	47	283	305	309	195	232	240

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2019	144	159	64	668	1,593	1,824	1,788	2,621	3,444

Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2019	118	118	61	180	190	200	140	160	180

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2019	61	32	2	300	300	300	200	200	200

*	the sale of petroleum products and the sale of petrochemical products are categorised as “the sale of petroleum products and petrochemical products” for the three years ending 31 December 2017, 2018 and 2019.

LETTER FROM THE BOARD

3.	The Connected Parties and their Relationships

As at the Latest Practicable Date, Sinopec Corp. holds 5,460,000,000 shares of the Company, representing approximately 50.56% of the Company’s issued share capital and is therefore the controlling shareholder of the Company. Sinopec Corp’s associates do not hold any shares in the Company. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., directly and indirectly holding a 71.32% equity interest of its issued share capital as at the Latest Practicable Date, and is the de facto controller of the Company. Certain information regarding China Petrochemical Corporation and Sinopec Corp. is set out as follows:

Name of company:	Sinopec Corp.	China Petrochemical Corporation

Registered address:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC	No.22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized	Wang Yupu	Wang Yupu
representative:

Date of	25 February 2000	24 July 1998
incorporation:

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB121,071,209,646	RMB274,866,534,000

Principal operation:	Exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; as well as import and export business agent of the aforementioned goods and techniques; research, exploration and application of techniques and information.	According to the its restructuring strategy in 2000, China Petrochemical Corporation injected its chemicals business into Sinopec Corp.. China Petrochemical Corporation continue to operate several petrochemical facilities and small-scale refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service and water, electricity and other public utilities and social services.

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The relationship of China Petrochemical Corporation and Sinopec Corp. between the Company and its de facto controller are set out below:

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of China Petrochemical Corporation, through HKSCC (Nominees) Limited.

Both China Petrochemical Corporation and Sinopec Corp. are controlling shareholders of the Company as defined under the Hong Kong Listing Rules and are controlling shareholders and de facto controller of the Company under the Shanghai Listing Rules. Therefore, China Petrochemical Corporation and Sinopec Corp. and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules. China Petrochemical Corporation is the ultimate beneficial owner of the Company and Sinopec Corp..

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.16 of the Hong Kong Listing Rules and the relevant rules of the Shanghai Listing Rules.

4.	Background, Reasons for the Transactions, Pricing Policies and the Proposed Annual Caps

4.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products.

The Company has also been utilising the crude oil reserves of China Petrochemical Corporation by borrowing and purchasing crude oil from Sinopec Petroleum Reserve Company Limited (“Sinopec Reserve”) according to the Company’s production plans, stocks of crude oil and estimates on market demand.

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The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June 2016
	2014	2015
Aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates	39,271	30,926	11,213

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the purchase of raw materials, with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the Latest Practicable Date, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production from or via China Petrochemical Corporation, Sinopec Corp. or their associates at market price for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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Reasons for such transactions: As the Group does not possess reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from licensed crude oil suppliers. China Petrochemical Corporation, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Company Limited and Sinopec Reserve) are licensed crude oil suppliers. In addition, China Petrochemical Corporation, Sinopec Corp. and their associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum and Chemicals Company Limited, Shanghai Secco Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Company, and therefore have a material adverse impact on the Company’s production of its petroleum products and petrochemical products. The Company has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Company to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and estimates on market demand.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase and borrowing of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petrochemical Corporation, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

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Based on the above pricing policy:

As at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via China Petrochemical Corporation, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

The price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices that Sinopec Corp. and its associates acquire crude oil from the open market at the prevailing market prices plus an agency fee, which is determined in accordance with prevailing market commission rates for agency purchases of the crude oil from the open market. The Company closely tracks the market and chooses the type and quantity of oil on its own, leaving the price to be decided by the market.

The price of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserves) is determined on the basis of the average price one month before crude oil is planned for delivery from stocks (pricing month) while taking into account any price adjustment, and the average price is calculated based on the daily spot prices of the relevant type of crude oil in the pricing month published by Platts (a division of the McGraw Hill Companies, Inc.); the freight is determined on the basis of the average freight for the routes of China Petrochemical Corporation and Sinopec Corp. for that type of oil during the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of 70% of the costs of purchase such as CIF, miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The price of other petrochemical raw materials (other than crude oil) purchased from China Petrochemical Corporation, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

The price of other materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to the purchase of raw materials from China Petrochemical Corporation, Sinopec Corp. and their associates shall not, in aggregate, exceed the Annual Caps of RMB63.257 billion, RMB74.689 billion and RMB80.286 billion, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB85.254 billion, RMB91.444 billion and RMB94.475 billion in relation to the purchase of raw materials for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

LETTER FROM THE BOARD

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates;

(b)	considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market;

(c)	the Company’s estimate of its business growth and expansion of business of the Company’s subsidiary, Jinshan Associated Trading Company. The Company’s existing crude oil processing capacity is 16 million tons/year. The Company’s crude oil processing volume for 2014, 2015 and the six months ended 30 June 2016 was 14.17 million tons/year, 14.80 million tons/year and 7.35 million tons/six months. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the Company estimated that its crude oil processing volume will grow at a rate of 2%, 6% and 6% annually, in consideration of anticipated domestic economic growth and the increased demand for processed crude oil due to the Company’s planned projects as detailed below. Jinshan Associated Trading Company is principally engaged in the import and export of petrochemical products and has experienced significant growth in recent years, recording net sales of RMB14.8 billion, RMB13.7 billion and RMB9 billion for 2014, 2015 and the six months ended 30 June 2016. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the purchase costs of raw materials are estimated based on the estimated business growth of Jinshan Associated Trading Company at a rate of 61%, 21% and 6% annually; and

(d)	the Company’s estimate that the exchange rate of the RMB to US Dollar may fluctuate in the future.

The increase in the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 compared to the historical figures is primarily due to:

(a)	the historical figures were far below the annual caps approved by the then Independent Shareholders of the Company in 2013, which was primarily due to the unexpected decrease in the crude oil prices in the international market. Crude oil is the main raw materials for the Company and the prices of which is affected by many factors. It is difficult to do an accurate projection of the prices. Based on the crude oil transactions in recent years (the average price of Brent oil on the London International Exchange for 2012-2015 was US$111.63/barrel, US$108.65/barrel, US$98.95/barrel and US$52.38/barrel, respectively) and with reference to the projections by various professional institutions, the Annual Caps are determined with reference to the crude oil CIF price of US$70/barrel, US$80/barrel and US$80/barrel for the three years ending 31 December 2017, 2018 and 2019 (which are at the higher end of the projections by the professional institutions)and the estimated exchange rate of US$1:RMB7; and

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(b)	the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmentally-friendly, energy-saving technological upgrade projects. These projects utilise the raw materials concerned and construction and operation of the abovementioned projects will therefore further increase the Company’s demand for raw materials and goods. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the Company estimated that the demand for raw materials will increase by 25%, 23% and 20%, respectively annually due to the planned construction and operation of these projects.

Accordingly, the Company expects the demand for raw materials and the transaction amounts to increase as a result.

4.2	Sale of petroleum products and petrochemical products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licenses to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates.

Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016
Aggregate sale of petroleum products to Sinopec Corp. and its associates	54,018	41,731	16,582

In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene and EO etc., to Sinopec Corp. and its associates.

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The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
			For the
	For the year ended		six months ended
	31 December		30 June
	2014	2015	2016
Total Sale of petrochemical products to Sinopec Corp. and its associates	8,548	4,928	2,666

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the sale of petroleum products and the sale of petrochemical products, with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the Latest Practicable Date, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and the Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates for the three years ending 31 December 2017, 2018 and 2019.

The Company has historically categorized the sale of petroleum products and petrochemical products as two categories of connected transactions. Taking into account the transactions are in substance one transaction involving the sale of products to Sinopec Corp. and its associates, going forward the Company will consider the sale of petroleum products and petrochemical products as one category of connected transaction.

The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreem ent and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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Reasons for such transaction: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. In addition, Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged storing of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can assist the retention of its existing product users and the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy:

(i)	State tariffs and State’s guidance prices

The price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

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The government pricing for different products is determined based on the following:

Types of product with State tariff or State’s guidance prices	Primary basis for price determination

Petroleum products (Gasoline, Diesel)	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge issued by the National Development and Reform Commission on 13 January 2016 and the Rules for Pricing of Peteoleum Management Method issued on the same day, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be State’ s guidance prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, shall be State tariffs. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the information on adjustments by information release.

Types of product with State tariff or State’s guidance prices	Primary basis for price determination

Jet fuel	According to the Circular of the National Development and Reform Commission on the Market Price of Jet Fuel (Fa Gai Jia Ge issued by the National Development and Reform Commission on 15 February 2015, the price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market.

(ii)	Prevailing market prices

As at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the petrochemical products sold by the Company. The price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

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Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum and products petrochemical products by way of cash in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products and petrochemical products.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to the sale of petroleum and products petrochemical products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB82.507 billion, RMB96.166 billion and RMB102.914 billion, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB65.479 billion, RMB75.678 billion and RMB79.586 billion in relation to the sale of petroleum products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB24.394 billion, RMB29.417 billion and RMB31.156 billion in relation to the sale of petrochemical products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Caps for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates;

(b)	considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, which cause fluctuation to the prices of petroleum products and petrochemical products;

(c)	the Company’s estimate of the improvement in the petroleum product mix and the enhancement in quality of petroleum products in China;

(d)	the Company’s estimate of the increase in its production capacity of petrochemical products and expansion of business of the Company’s subsidiary, Jinshan Associated Trading Company. The production volume of petroleum and petrochemical products is expected to increase as a result of an increase in the Company’s crude oil processing volume in recent years and the Company’s planned projects detailed below. This enables the Company to increase the sales volume of petroleum products and petrochemical products to Sinopec Corp. and its associates should they wish to increase their demand. Jinshan Associated Trading Company is principally engaged in the import and export of petrochemical products and is involved in the procurement of petrochemical products for Sinopec Corp. and its associates. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the sales are estimated based on the estimated business growth of Jinshan Associated Trading Company at a rate of 61%, 21% and 6% annually;

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(e)	the Company’s estimate of the increase in the market prices of petrochemical products resulting from an increase in international crude oil prices.

The increase in the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 compared to the historical figures is primarily due to:

(a)	based on the crude oil transactions in the recent years (the average price of Brent oil on the London International Exchange for 2012-2015 was US$111.63/barrel, US$108.65/barrel, US$98.95/barrel and US$52.38/barrel, respectively) and with reference to the projections by various professional institutions, the Annual Caps are determined with reference to the crude oil CIF price of US$70/barrel, US$80/barrel and US$80/barrel for the three years ending 31 December 2017, 2018 and 2019; and

(b)	the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant and Ethylene products utilization project. Construction and operation of the abovementioned projects will increase the Company’s petroleum products and petrochemical products. The 790,000 T/Y 3# Ethylene plant is expected to increase ethylene production and propylene production by 0.6 million tons/year and 0.2 million tons/year, respectively. The 100,000 T/Y EVA plant is expected to increase EVA production by 0.1 million tons/year and the refined oil products upgrading and mix improvement project is expected to further adjust the Company’s refined oil structure, thereby reducing the Company’s diesel/gasoline production ratio to 1.01:1 (2015: 1.38:1) and increasing the production of gasoline which can be sold at a higher price than diesel.

Accordingly, the Company expects the sale of petroleum products and petrochemical products and the transaction amounts to increase as a result.

4.3	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

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The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
	For the year ended 31 December		For the six months ended 30 June 2016
	2014	2015
Annual transaction values in relation to property leasing to Sinopec Corp. and its associates	29	29	14

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013, which governs, among other things, the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the Latest Practicable Date, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue the leasing of properties to Sinopec Corp. and its associates for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Part of the property is leased to Sinopec Corp. and its associates. Taking into account (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time, the Board proposed the Company to continue leasing the property to Sinopec Corp. and its associates in the future.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced with reference to the then prevailing market conditions and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, with reference to the rental of commercial properties that are of the same grade as and that are close to Huamin Empire Plaza in the same district.

The Company will generally receive rent in cash in accordance with the payment terms set out in the individual lease agreement.

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Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to property leasing to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB36 million, RMB36 million and RMB36 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB112 million, RMB114 million and RMB116 million in relation to the leasing of the property for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

The Company has been monitoring the market prices of similar properties in Shanghai. According to market statistics, as at 31 December 2014 and 2015, the average rent for office premises in Shanghai increased by 9.0% and 9.1% year-on-year. As at 30 June 2016, the average rent increased at a growth rate of above 5%. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the Company has taken into account a similar growth rate in average rent for similar properties in Shanghai.

The decrease in the proposed Annual Caps for the years ending 31 December 2017, 2018 and 2019 compared to the previous Annual Caps is primarily due to the termination of the Chenshan Oil Depot Area Assets Lease Agreement. The Company entered into the Chenshan Oil Depot Assets Lease with East China Branch of Sinopec Sales Company Limited on 31 January 2013 pursuant to which the Company leased its legally owned assets located in Chenshan Oil Depot Area to East China Branch of Sinopec Sales Company Limited from January 2013 to December 2013 at an annual rent of not more than RMB78,251,200 (including tax). The Chenshan Oil Depot Assets Lease Agreement was terminated on 5 December 2013 when the Company entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited. The annual rent payable under the Chenshan Oil Depot Assets Lease was taken into account when the Company determined the Annual Caps for the years ended 31 December 2014, 2015 and 2016. Such amount is not taken into account in determining the Annual Caps for the years ending 31 December 2017, 2018 and 2019 as the Chenshan Oil Depot Assets Lease has terminated. Despite the increasing trend in average rent, the termination of the Chenshan Oil Depot Assets Lease contributes to a decrease in the proposed Annual Caps.

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4.4	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include Sinopec Corp. and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
	For the year ended 31 December		For the
			six months
			ended
			30 June
	2014	2015	2016
Aggregate agency commissions the Company paid to Sinopec Corp. and its associates	113	112	47

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013, which governs, among other things, the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the Latest Practicable Date, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue to appoint Sinopec Corp. and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peer competition and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in connection with the agency sale of the Company’s petrochemical products are based on the amount of products for agency sale with reference to the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by cash generally on a monthly basis.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposes the annual agency commission payable to Sinopec Corp. and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the Annual Caps of RMB195 million, RMB232 million and RMB240 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB283 million, RMB305 million and RMB309 million in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project. Construction and operation of the abovementioned projects will increase quantity of petrochemical products.

Accordingly, the Company expects the agency sale of its petrochemical products to increase as a result.

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4.5	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centres and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Sinopec Ningbo Engineering Company Limited and Sinopec Shanghai Engineering Company Limited, both of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”).

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
	For the year ended 31 December		For the six months
			ended
			30 June
	2014	2015	2016
Aggregate construction, installation and engineering design fees the Company paid to China
Petrochemical Corporation and its associates	144	159	64

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013, which governs, among other things, the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the Latest Practicable Date, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

LETTER FROM THE BOARD

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions for such services. Due to the unique nature of engineering design services, it is not feasible to obtain quotations from at least two independent service providers and the Company will refer to the prices of at least two transactions of a similar nature. Following receipt of the quotation, the Company will compare and negotiate the price and terms of the quotation on an arm’s length basis, and determine the selection of service provider by taking into account factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and qualification and relevant experiences of the service providers.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the Annual Caps of RMB1,788 million, RMB2,621 million and RMB3,444 million, respectively. In 2013, the then Independent Shareholders of the Company approved Annual Caps of RMB668 million, RMB1,593 million and RMB1,824 million in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

LETTER FROM THE BOARD

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC. For 2014, 2015 and the six months ended 30 June 2016, China recorded a GDP growth rate of 7.3%, 6.9% and 6.7%, respectively and the Consumer Price Index was 2.0%, 1.4% and 2.1%. The labour costs in China are rising year by year. In determining the Annual Caps for the years ending 31 December 2017, 2018 and 2019, the Company estimated that the market prices of the construction, installation and engineering design services will increase in view of the expected future economic growth and inflation in China.

The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project, as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase the cost of construction, installation and engineering design. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2017, 2018 and 2019 are expected to be over RMB3.7 billion, RMB9.2 billion and RMB8.9 billion, respectively. The implementation of the abovementioned projects are subject to the approval of relevant PRC government authorities.

Although the capital expenditure for the abovementioned projects during the year of 2019 is expected to be slightly lower than that of 2018, the Company estimates that the Annual Cap for the year ending 31 December 2019 is higher than that for the year ending 31 December 2018 because capital expenditure also covers the costs of procuring relevant equipment in addition to the costs of construction, installation and engineering design services and the proportion of equipment procurement costs is higher than construction costs and other costs in the total capital expenditure for investment projects. Payment for the construction, installation and engineering design services pursuant to the relevant contracts generally lags behind the payment for equipment procurement costs.

LETTER FROM THE BOARD

4.6	Provision of petrochemical industry insurance agency services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the property insurance cover on the operations of the Company.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
			For the
	For the year ended 31 December		six months ended
			30 June
	2014	2015	2016
Aggregate insurance premium the Company paid to China Petrochemical Corporation	118	118	61

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 25 October 2013. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the Latest Practicable Date, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage for the Company’s operation is important and will minimise the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage for its operation and is therefore beneficial to the Company.

LETTER FROM THE BOARD

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premium payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the former China Petrochemical Corporation. Under the Safety Production Insurance Fund Document, the Company will pay by cash twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC government) of the historical value of the fixed assets and the average month- end inventory value for the previous six months of the Company after deduction of certain items which are not covered by the captive insurance.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the Annual Caps of RMB140 million, RMB160 million and RMB180 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB180 million, RMB190 million and RMB200 million in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation; and

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development.

The implementation of the following project is expected to expand the asset size of the Company and therefore increase the premium of insurance: the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmentally-friendly, energy-saving technological upgrade projects.

4.7	Financial services

Background: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

LETTER FROM THE BOARD

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
			For the
	For the year ended 31 December		six months ended
			30 June
	2014	2015	2016
Aggregate fees the Company paid to Sinopec Finance	61	32	2

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 25 October 2013. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the Latest Practicable Date, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and discounted services. The Company does not use fixed deposit services. When the Company obtains a loan from Sinopec Finance, it will usually retain part of the loan in Sinopec Finance for settlement purposes.

Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, the matter is exempted from the reporting, announcement and independent shareholders’ approval requirements according to 14A.90 of the Hong Kong Listing Rules. The loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms of Chinese commercial banks for loans.

LETTER FROM THE BOARD

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be no less favourable than the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time. If neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. In determining whether the terms offered by Sinopec Finance is no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

The Company will settle the fees and charges by cash in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the Annual Caps of RMB200 million, RMB200 million and RMB200 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB300 million, RMB300 million and RMB300 million in relation to the provision of financial services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth; and

(c)	the Company’s volume of transactions involving the use of financial services.

The Company receives various loans (such as short term loans and project loans) and discounted notes from Sinopec Finance on an on-going basis. When the Company obtains a loan from Sinopec Finance, it will usually retain part of the loan in Sinopec Finance for settlement purposes. Since the profits of the Company have increased over the last two years, the Company had sufficient working capital for its operations and did not have a high demand for external financing.

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The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmental-friendly, energy- saving technological upgrade projects. Construction of the abovementioned projects will significantly increase demand of capital of the Company. In addition, the Company has taken into account the initial working capital for projects that may commence operations in the next three years and the extra working capital required due to the increase in production scale of the Company. In determining the Annual Caps, the Company has considered its working capital and the external financing required to meet its capital demand. The Company expects to receive from Sinopec Finance approximately RMB4 billion loans for the years ending 31 December 2017, 2018 and 2019, and discounted notes of approximately RMB1 billion for each year. In determining the Annual Caps for the three years ending 31 December 2017, 2018 and 2019, the Company has estimated the interest rates for such loans and discounted notes to be 90% of the current interest rate as announced by the PBOC.

4.8	Internal control mechanism for the pricing of Continuing Connected Transaction

The Company has implemented the following internal control mechanisms in order to ensure that the pricing mechanisms and terms of continuing connected transactions are fair and reasonable and no less favourable than the terms provided by any independent third party:

(a)	As for the procurement and/or provision of products or services with China Petrochemical Corporation, Sinopec Corp. and their associates, if absent State tariffs or State’s guidance prices and the pricing is determined with reference to the prevailing market prices or market commission rate, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. The sales department seeks to obtain information about market prices through various channels including, for examples, conducting market price research through various independent industry information vendors (e.g. industry websites) and considering at least two comparable transactions with the independent third parties for the same period. It compares and analyses market prices for the same types of transactions in the industry, and provides a forecast on the trend of market prices. In the second half of every month, the finance department calls a meeting with sales department and other related departments to analyse and discuss the market condition and propose a draft price adjustment plan for the next month. This plan will be further reviewed by the sales department and submitted to the Pricing Management Committee of the Company for review and approval. The finance department will be responsible for issuing and implementing the approved plan. Where applicable, the Company will also request suppliers, including China Petrochemical Corporation, Sinopec Corp. and their associates and other independent suppliers, to provide price quotations in respect of certain services or products. Following the receipt of quotations, the Company compares and negotiates the terms of quotations with these suppliers, and determine the selection of suppliers by taking into account factors such as price quotations, quality of the products and services and ability of the suppliers in performing its obligations. According to the Company’s internal policy, contracts with suppliers will be signed upon review and approval by the relevant departments.

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(b)	As for property leasing, petrochemical industry insurance services and financial services, please refer to the pricing of each of the Continuing Connected Transactions for a description of the Company’s pricing management procedure to ensure that the price and terms offered to or by Sinopec Corp. and its associates are fair and reasonable.

(c)	The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to connected transactions throughout the year. The legal and contract management department of the Company reviews and examines of the contracts in relation to connected transactions, and the contract execution department monitors the transaction amounts of the connected transactions in a timely manner.

(d)	The Company implements connected transactions in accordance with its internal control measures. The files and ledgers for connected transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring connected transactions at least once every quarter. Such personnel review and analyse the connected transactions statements to ensure the transactions are conducted in accordance with the pricing policy at least once every quarter, and prepare reports on the findings regularly. The transaction amount for connected transactions are compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as suggestions for improvement.

(e)	The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the continuing connected transactions on an annual basis. The independent non-executive Directors provide their opinions on the connected translations during the periods of the reports, mainly including whether the continuing connected transactions are fair and reasonable, and whether the actual transaction amounts incurred by the continuing connected transaction are within the annual caps.

(f)	The external auditor of the Company conducts an annual audit each year, and issues its opinions as to the implementation of the continuing connected transactions by the Company and whether the amounts incurred by the connected transaction are within the annual caps during the year pursuant to the requirements of Hong Kong Listing Rules.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

5.	Implication under the Hong Kong Listing Rules and the Shanghai Listing Rules

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the continuing connected transactions under both the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement, the relevant applicable percentage ratios (other than the profits ratio) set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the proposed Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

Pursuant to the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the continuing connected transactions contemplated thereunder as well as the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder must be approved by the Independent Shareholders at the EGM.

6.	Board Approval and Approval of Independent Shareholders

At the 13th meeting of the eighth session of the Board on 23 August 2016, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements. The Company entered into the Renewed Framework Agreements on 23 August 2016. The effectiveness of the Renewed Framework Agreements are conditional upon the passing of the relevant resolutions at the EGM approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps. None of the Directors have a material interest in the Continuing Connected Transactions under the Hong Kong Listing Rules. Pursuant to the Shanghai Listing Rules, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Ye Guohua, Mr. Lei Dianwu and Mr. Mo Zhenglin who were deemed interested in the Continuing Connected Transactions as they work in companies that are connected persons of the Company, abstained from voting at the Board meeting.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) takes the view that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole.

The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2017, 2018 and 2019. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

LETTER FROM THE BOARD

III.	EGM

The Company will convene the EGM at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00p.m.. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and the Company on 2 September 2016 and is set out on pages II-1 to II-4 of this circular. Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

In accordance with the Hong Kong Listing Rules (Rule 14A.36 of the Hong Kong Listing Rules stipulates that any connected person and any Shareholder and its associates with a material interest in relevant continuing connected transactions are required to abstain from voting on the relevant resolutions at the EGM) and the Shanghai Listing Rules, Sinopec Corp. and its associates will abstain from voting on the resolution approving the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM. As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, save for Sinopec Corp. and its associates who are required to abstain from voting on the relevant resolutions, no Shareholders are required to abstain from voting on any of the resolutions to be proposed at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

IV.	RECOMMENDATION

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) recommends that the Independent Shareholders vote in favour of the resolution to approve the Renewed Framework Agreements and the Continuing Connected Transactions and the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 at the EGM.

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders containing their opinion and recommendations, which is set out on pages 38 and 39 of this circular.

The letter from Shenwan Hongyuan, being the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, containing its advice on the fairness and reasonableness of the continuing connected transactions contemplated under the Renewed Framework Agreements, which is set out on pages 40 to 67 of this circular.

LETTER FROM THE BOARD

V.	ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the additional information set out in the appendices to this circular. The notice of EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange the Company on 2 September 2016 is set out on pages II-1 to II-4 to this circular.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2 September 2016

To the Independent Shareholders of Sinopec Shanghai Petrochemical Company Limited

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 2 September 2016 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2017, 2018 and 2019, as set out on pages 11 to 35 of the Circular, are fair and reasonable so far as the Independent Shareholders are concerned.

Shenwan Hongyuan has been appointed as an independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2017, 2018 and 2019.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter of advice from Shenwan Hongyuan, we are of the opinion that (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and the (ii) proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2017, 2018 and 2019 are on normal commercial terms or better and in the ordinary and usual course of business and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that the (i) terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2017, 2018 and 2019 are in the interests of the Company as well as the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve (i) the terms of the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder and (ii) the proposed Annual Caps on each continuing connected transaction for the years ending 31 December 2017, 2018 and 2019 at the EGM to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00p.m..

Yours faithfully,

For and on behalf of

the Independent Board Committee

Cai Tingji	Zhang Yimin
Independent Non-executive Director	Independent Non-executive Director

Liu Yunhong	Du Weifeng
Independent Non-executive Director	Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Level 19, 28 Hennessy Road

Hong Kong

2 September 2016

To:    The Independent Board Committee and

              the Independent Shareholders of

              Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

I.	INTRODUCTION

We refer to our appointment as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders on the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the respective associated Annual Caps for each of the three years ending 31 December 2019, details of which are set out in the circular of the Company dated 2 September 2016 to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise specifies.

The Company entered into (1) the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp.; and (2) the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013, details of which were disclosed in the 2013 Circular. The then independent shareholders of the Company approved the continuing connected transactions contemplated under the Existing Framework Agreements at the 2013 EGM. The terms of the Existing Framework Agreements and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged as at the Latest Practicable Date, except for the Chenshan Oil Depot Area Assets Lease Agreement, which was subsequently terminated on 5 December 2013 and details have been set out in the Company’s announcement dated 5 December 2013.

As the Existing Framework Agreements will expire on 31 December 2016 and in order to ensure the normal operation of the Company, the Board proposed the Company to enter into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp.; and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation, in accordance with their provisions for a term of three years expiring on 31 December 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the letter from the Board contained in the Circular (the “Letter from the Board”), Sinopec Corp. holds approximately 50.56% of the Company’s issued share capital whilst China Petrochemical Corporation holds approximately 71.32% of the issued share capital of Sinopec Corp. as at the Latest Practicable Date. Both Sinopec Corp. and China Petrochemical Corporation are controlling shareholders of the Company as defined under the Hong Kong Listing Rules. Therefore, China Petrochemical Corporation, Sinopec Corp. and their respective associates are connected persons of the Company under the Hong Kong Listing Rules. In addition, an associate of Sinopec Corp. holds 22.67% equity interests in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.07 and 14A.16 of the Hong Kong Listing Rules. China Petrochemical Corporation is the ultimate beneficial owner of the Company and Sinopec Corp.

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements are expected to exceed 5% on an annual basis (other than the profits ratio), such transactions constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules which together with the respective associated Annual Caps are subject to approval by the Independent Shareholders at the EGM. Sinopec Corp. and its associates will abstain from voting on the resolutions approving the Renewed Framework Agreements and the Continuing Connected Transactions at the EGM.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Liu Yunhong and Mr. Du Weifeng, has been established to advise the Independent Shareholders in respect of the Continuing Connected Transactions and their respective associated Annual Caps. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

II.	INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationships with or interests in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the past two years, we had not acted as an independent financial adviser of the Company’s other transactions. Apart from normal professional fee receivable by us for opining on the Continuing Connected Transactions, no other arrangement existed or remained in existence whereby we had received or will receive any fees or benefits from the Company or any other party. Therefore we consider that we are independent pursuant to Rule 13.84 of the Hong Kong Listing Rules.

III.	BASIS OF OPINION

In formulating our opinion, we have relied upon the information, facts and representations contained in the Circular and those supplied or made available to us by the Company, the Directors and representatives of the Company for which they are solely and wholly responsible, and to their information and knowledge, were true, accurate and complete in all respects at the time they were given or made and continue to be true, accurate and valid as at the date of the EGM and can be relied upon. We have assumed that all statements and information supplied, and the opinions and representations made or provided to us by the Directors and representatives of the Company and those contained in the Circular have been reasonably made after due and careful enquiry.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have reviewed all available information and documents which are made available to us to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and representatives of the Company to believe that material information has been withheld or omitted from the information provided to us or referred to in the available documents. We have not, however, conducted any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of the Company or any of its subsidiaries or associates or future prospects of the Group.

As stated in the Circular, the Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

IV.	PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Continuing Connected Transactions and the respective associated Annual Caps, we have taken the following factors and reasons into consideration:

(1)	Principal business of the Company, China Petrochemical Corporation and Sinopec Corp.

(i)	The Company

The Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products.

(ii)	China Petrochemical Corporation

China Petrochemical Corporation is a state-owned enterprise whose principal operation includes: (i) provision of drilling, logging and downhole operation services; (ii) production and maintenance of manufacturing equipment; (iii) project construction service; and (iv) water, electricity and other public utilities and social services.

(iii)	Sinopec Corp.

The principal operation of Sinopec Corp. includes: (i) exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; (ii) production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; (iii) import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; (iv) import and export business agent of the aforementioned goods and techniques; and (v) research, exploration and application of techniques and information.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	Continuing Connected Transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement

The table below sets out a brief description of each category of the Continuing Connected Transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement:

Categories of Continuing Connected Transactions		Description

(i)	Purchase of raw materials	Purchase of crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc), other raw materials and goods by the Company from or via China Petrochemical Corporation, Sinopec Corp. and their respective associates

Borrowing of crude oil by the Company from China Petrochemical Corporation and its associates

(ii)	Sale of petroleum products	Sale of petroleum products (including gasoline, diesel, jet fuel and liquefied petroleum gas, etc.) by the Company to Sinopec Corp. and its associates

(iii)	Sale of petrochemical products	Sale of petrochemical products (e.g. butadiene, benzene, and ethylene oxide (“EO”), etc.) by the Company to Sinopec Corp. and its associates

(iv)	Property leasing	Leasing of certain housing units at Huamin Empire Plaza, No.728, Yan’an Road West, Shanghai by the Company to Sinopec Corp. and its associates

(v)	Agency sale of petrochemical products	Provision of agency sale services regarding resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products to the Company by Sinopec Corp. and its associates

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, we note that the types of products and services contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are substantially the same as those in the Existing Mutual Product Supply and Sale Services Framework Agreement. Having considered the principal business of the Company and the nature of the transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement as set out above, we are of the view that the transactions contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company.

(i)	Purchase of raw materials

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company produces over 60 different types of products comprising a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The major raw materials for producing abovementioned products include crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. Since its initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase crude oil and other raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their respective associates at market price for its operation.

We note that in the PRC, the oil and petrochemical industry has always been subject to extensive regulations by the government which implements regulations on issuing licenses to qualified crude oil business operators. The Company only purchases crude oil from licensed crude oil suppliers. As set out in the Letter from the Board, China Petrochemical Corporation, Sinopec Corp. and their respective associates (e.g. China International United Petroleum & Chemicals Co., Ltd and Sinopec Petroleum Reserve Co., Ltd. (“Sinopec Reserve”)) are licensed crude oil suppliers. The Company advised that any interruption of raw materials supply would increase difficulty and costs of operation of the Company, and therefore cause a material adverse impact on the Company’s production of petroleum products and petrochemical products. The Company also borrows crude oil from Sinopec Reserve, a subsidiary of China Petrochemical Corporation, which allows the Company to optimise its inventory of crude oil based on production plans, stock status of crude oil and forecast on market demand.

Furthermore, we note from the Letter from the Board that China Petrochemical Corporation, Sinopec Corp. and their respective associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and their respective associates to import crude oil to ensure a stable and secured supply of crude oil and to reduce transportation costs of crude oil.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the purchase and borrowing of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc) and other materials and goods (such as spare parts) from or via China Petrochemical Corporation, Sinopec Corp. and their respective associates as contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are carried out in the ordinary and usual course of business of the Company, and are beneficial to the Company as they will allow the Company to secure a stable and reliable supply of raw materials required to support its continuous production of various types of products, and thus are in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, purchase of the petrochemical raw materials (such as crude oil, naphtha, ethylene, etc) and other materials and goods purchased via China Petrochemical Corporation, Sinopec Corp. and their respective associates are priced in accordance with the following pricing policies:

1.	if there are applicable State (central and local governments) tariffs, the prices of the Company’s purchases shall follow such State tariffs; or

2.	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

3.	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

According to the above pricing policy, the purchase prices of raw materials will be set in the priority order from (1) to (3) as stated above. As set out in the Letter from the Board, at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via China Petrochemical Corporation, Sinopec Corp. and their respective associates. Therefore, the price of raw materials shall be determined in accordance with the prevailing market prices.

As advised by the Company, the Company procures crude oil from Sinopec Corp. and its associates on a back to back basis. The purchase price is determined on the basis of the prevailing market price together with an agency fee, which is fixed with reference to the commission rates charged by other suppliers for such procurement services. We have obtained from the Company crude oil purchase contracts entered into with Sinopec Corp. or its associates and with other suppliers and note that the purchase price for crude oil was equivalent to the then prevailing price as quoted by global energy and commodities information providers such as Platts1, and the agency fee charged by Sinopec Corp. and its associates was no less favourable than the rate charged by other suppliers.

[1]	We note from Platts’ website (i.e. http://www.platts.com) that Platts, a division of McGraw Hill Financial Inc., is a global provider of energy, petrochemicals, metals and agriculture information, and a source of benchmark price assessments for those commodity markets.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, we understand from the Company that the Group purchases crude oil from China Petrochemical Corporation and its associates (such as Sinopec Reserve) out of their inventory maintained for sale to customers, which is generally sourced over a period of time. Therefore, China Petrochemical Corporation and its associates use a pricing mechanism to determine the crude oil selling price different from that of Sinopec Corp. and its associates. The crude oil selling price is determined with reference to (i) the average price one month (pricing month) before crude oil is planned for delivery from stocks after taking into account any price adjustment related to oil quality variation (the average price is calculated based on the daily spot prices of the relevant type of crude oil in the pricing month published by Platts); (ii) the freight which is determined based on the average of the freight actually incurred in importing crude oil during the pricing month; and (iii) the exchange rate which is calculated regarding the first trading day of the month in which crude oil is planned for delivery from stocks.

As confirmed by the Company, the above pricing mechanism complies with (the Administrative Measures for Oil Prices *) issued by the National Development and Reform Commission of the PRC (“NDRC”) in January 2016 that the sale price of crude oil can be determined at the selling entity’s discretion with reference to the prevailing international market price, and thus we are of the view that the pricing arrangements under the Renewed Mutual Product Supply and Sale Services Framework Agreement in relation to purchases of crude oil from China Petrochemical Corporation and its associates with reference to the average market price comply with the government’s administrative measures.

The Letter from the Board further states that the usage fee of crude oil borrowed by the Company from Sinopec Reserve is calculated by multiplying the principal amount, which is 70% of the costs of purchase for such borrowed crude oil, including CIF (i.e. cost, insurance and freight), miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and the interest rate which is 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month. We have been advised by the Company that Sinopec Reserve does not serve any external customers on loan of crude oil apart from group companies of China Petrochemical Corporation. Sinopec Reserve charges the same usage fee to all these crude oil borrowers, including the Company based on the above pricing mechanism for borrowing crude oil. Therefore, we are of the view that the pricing terms offered to the Company by Sinopec Reserve on the borrowing of crude oil are comparable to those offered by Sinopec Reserve to its other customers. Furthermore, we consider that the above fee arrangement for crude oil borrowing from Sinopec Reserve is in effect similar to charging an interest on the implied principal borrowed by the Company from Sinopec Reserve based on the costs of purchase of the borrowed crude oil at an interest rate lower than the rate on six-month loans published by the PBOC from time to time, and the implied principal (i.e. the costs of purchase of borrowed crude oil) would be valued at a discount to the prevailing market prices of the relevant types of crude oil borrowed. We are therefore of the view that the costs of borrowing crude oil from Sinopec Reserve are no less favourable than the costs of borrowing funds from banks or financial institutions in the PRC to purchase crude oil at market prices.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the Letter from the Board, the Company also purchases other petrochemical raw materials (other than crude oil) as well as other materials and goods (such as spare parts) from China Petrochemical Corporation, Sinopec Corp. and their respective associates. The purchase price is determined with reference to the prevailing market price of such materials, by way of direct price enquiry with different suppliers, comparison with prices quoted on relevant suppliers’ websites, or tender through the e-commerce system. Furthermore, as detailed in the paragraph headed “Internal control mechanism for the pricing for a Continuing Connected Transaction” in the Letter from the Board, the Company has implemented internal control measures and procedures to ensure the pricing policies of connected transactions with China Petrochemical Corporation, Sinopec Corp. and their respective associates is properly followed. Based on our review of the contracts provided by the Company to us in relation to the historical purchases of raw materials (both crude oil and others) by the Company from an associate of Sinopec Corp., and by the Company from an independent third party, respectively, we note that the pricing and payment terms in relation to the purchases from the relevant associate of Sinopec Corp. were no less favourable than those offered by the independent third party to the Company.

As stated in the Letter from the Board, the Company will settle the payment for its raw material purchases under the Renewed Mutual Product Supply and Sale Services Framework Agreement in cash in accordance with the payment terms as set out in each of the individual raw material purchase contracts. We note that the aforesaid payment terms are the same as those stipulated under the Existing Mutual Product Supply and Sale Services Framework Agreement.

Based on the above, we are of the view that the aforesaid terms of the purchases of raw materials contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

The approved Annual Caps in respect of the purchase of raw materials for the two years ended 31 December 2014 and 2015, and the year ending 31 December 2016 are RMB85.254 billion, RMB91.444 billion and RMB94.475 billion respectively, while the historical purchases of raw materials from China Petrochemical Corporation, Sinopec Corp. and their respective associates for the two years ended 31 December 2015 and the six months ended 30 June 2016 were approximately RMB39.271 billion, RMB30.926 billion and RMB11.213 billion respectively, representing approximately 46.1%, 33.8% and 11.9% of the respective approved Annual Caps for the respective financial years. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The proposed Annual Caps for the purchase of raw materials under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 are RMB63.257 billion, RMB74.689 billion and RMB80.286 billion respectively. As advised by the Company, the proposed Annual Caps are determined by the Company based mainly on expected price and quantity of purchase taking into account (i) the declining trend of international crude oil prices in the last few years and the subsequent forecast mild recovery in 2017, 2018 and 2019; and (ii) the expected increase in demand for raw materials resulting from the expansion of the Company’s production capacity.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We understand from the Company that crude oil purchase constitutes a substantial portion of the Annual Caps for the purchase of raw materials, and the caps are closely linked to the level of crude oil prices. According to the Company’s 2014 and 2015 annual reports as well as its 2016 interim report, costs of crude oil processed accounted for approximately 64.11%, 51.61% and 39.29% of the Group’s total costs of sales for the two years ended 31 December 2015 and the six months ended 30 June 2016 respectively.

As advised by the Company, the world crude oil price has experienced substantial fluctuations during the past few years. As stated in the Letter from the Board, the average Brent crude oil future prices during each of the four years of 2012 to 2015 are US$111.63/barrel, US$108.65/barrel, US$98.95/barrel and US$52.38/barrel respectively. Notwithstanding the fact that the crude oil price decreased substantially in the past few years, it is forecasted that a price recovery will take place in the next three years. According to the Thomson Reuter Monthly Oil Poll Prices Forecast (updated on 30 June 2016) provided to us by the Company, we note that the Brent oil price was projected by various professional institutions to be within the ranges of US$49

– 83/barrel, US$54 – 80/barrel and US$58 – 85/barrel for each of the three years of 2017, 2018 and 2019 respectively. Taking into consideration of the above, we are of the view that it is reasonable for the Company to determine the Annual Caps with reference to the crude oil CIF price of US$70/barrel, US$80/barrel and US$80/barrel for the three years ending 31 December 2017, 2018 and 2019 respectively, as stated in the Letter from the Board.

We have also been advised by the Company that in setting the proposed Annual Caps for the three years ending 31 December 2019, the Company has taken into account (i) the plans to implement production facilities upgrade and construction projects which will increase the demand for raw materials; and (ii) the estimated business growth of Jinshan Associated Trading Company which will increase purchase petrochemical products for its trading purpose. As set out in the Letter from the Board, the Company expects its demand of raw material and goods from China Petrochemical Corporation, Sinopec Corp. and their respective associates will increase by 25%, 23% and 20% for each of the three years ending 31 December 2019 respectively. Specifically, the Company plans to construct new 790,000 tons/year 3# ethylene plant and 100,000 tons/year EVA plant, refined oil products upgrading and mix improvement project, feedstock flexibility improvement project on ethylene plant, ethylene products utilisation project, as well as other environmentally-friendly, energy-saving technological upgrade projects. According to the Company, it is expected that these projects will commence from 2017 onwards and will be completed and put into operation by stages between 2018 and 2019, and construction and operation of these projects will increase of the Company’s demand of raw material and goods attributable to (i) the procurement of spare parts for the construction and operations of these projects; and (ii) the increase in the Company demand for crude oil and other petrochemical raw materials in light of the expansion of its processing capacity upon completion of these projects. As stated in the Letter from the Board, the Company’s existing crude oil processing capacity is 16 million tons/year, and its actual crude oil processing volume for each of the two years ended 31 December 2015 and for the six months ended 30 June 2016 amounted to 14.17 million tons, 14.80 million tons and 7.35 million tons respectively. As advised by the Company, due to the anticipated domestic economics growth and the expansion of the crude oil processing capacity brought by the planned projects mentioned above, the Company forecasted its overall crude oil processing volume to grow by 2%, 6% and 6% for each of the three years ending 31 December 2019 respectively, hence increasing its demand for raw material (mainly crude oil) for its processing into broad range of petrochemical products.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We further note from the Letter from the Board that Jinshan Associated Trading Company has experienced substantial growth in its main business of import and export of petrochemical products during past few years. Jinshan Associated Trading Company has recorded net sales of RMB14.8 billion, RMB13.7 billion for each of the two years ended 31 December 2015 respectively, and its net sales amounted to RMB9 billion for the six months ended 30 June 2016, representing over 65% of the annual net sales achieved in 2015. Furthermore, based on its estimated business growth, the Company forecasts that Jinshan Associated Trading Company’s raw material purchase costs (for its trading purpose) will maintain annual growth rates of 61%, 21% and 6% for each of the three years ending 31 December 2019 respectively. Therefore, we concur with the Company to consider the business growth of Jinshan Associated Trading Company in estimating the increase the Group’s overall demand for petrochemical goods.

Taking into account the growing demand for petrochemical products’ raw materials and goods as explained above, the majority of which is crude oil, and the recovery of crude oil price as forecasted, we consider that the decrease in the proposed Annual Cap for the year ending 31 December 2017 of approximately 33.0% over that of 2016 (as a much higher crude oil price was used to determine the cap amount for the year ending 31 December 2016), and the increase in the respective proposed Annual Caps for the two years ending 31 December 2019 of approximately 18.1% and 7.5% over that of the previous year are reasonable.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of purchase of raw materials contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable so far as the Independent Shareholders are concerned.

(ii)	Sale of petroleum products and petrochemical products

(a)	Reasons for and benefit of the transactions

Transactions involving sale and purchase of petroleum products are subject to regulations by the PRC government which implements regulations on issuing licences to qualified petroleum products business operators. As set out in the Letter from the Board, the Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, and Sinopec Corp. and its associates are licensed petroleum products business operators. We also note in the Letter from the Board that selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from their solid commercial network and improve the Company’s competitiveness as Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in the domestic petroleum product market. Since its initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to them. It is also noted in the Letter from the Board that Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2015 and for the six months ended 30 June 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above, we consider that the sale of petroleum products to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement is carried out in the ordinary and usual course of business of the Company and is beneficial to the Company as it will generate revenue for the Company and thus is in the interest of the Company and the Shareholders as a whole.

As stated in the Letter from the Board, in addition to petroleum products, the Company has sold certain petrochemical products to Sinopec Corp. and its associates. The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged storing of its petrochemical products in its inventory, optimises its operation, reduces impact of fluctuation of market demand and ensures stable profits.

The Letter from the Board further states that the Company has established an amicable customer-supplier relationship with Sinopec Corp. and the Company believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can retain stable client and assist the development and market expansion for its products. Having considered the established business relationship between the Company and Sinopec Corp., we are of the view that the sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it will increase the overall revenue of the Company as well as assist the business development and market expansion for the Company’s products, and thus is in the interest of the Company and the Shareholders as a whole.

As stated in the Letter from the Board, the Company previously categorised the sale of petroleum products and petrochemical products as two separate types of connected transactions in the past. However, the Company is of the view that these two types of transactions are in substance of the same nature involving the sale of products to Sinopec Corp. and its associates. Therefore, going forward the Company will consider the sale of petroleum products and petrochemical products as one category of connected transaction.

(b)	Pricing and payment terms

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

1.	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

2.	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

3.	if there are no applicable State tariffs nor State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above pricing policy, the price of petroleum products and petrochemical products sold by the Company to Sinopec Corp. and its associates will be set in the priority order from (1) to (3). The Company advised that the prices charged by the Company in relation to the sale of petroleum products to Sinopec and its associates are constrained by the relevant pricing requirements stipulated by the government authorities, details of which is set out in sub-paragraph headed “Pricing” under the paragraph headed “Sale of petroleum products and petrochemical products” in the Letter from the Board. We consider that State tariffs and guidance prices provide fair pricing references as they are set by the NDRC under government directions. Based on our review of the invoices in relation to the sale of petroleum products provided to us by the Company, we note that the sales price of the relevant petroleum products charged to the associates of Sinopec Corp. was in line with the prevailing guidance price set forth by the NDRC for the relevant products.

As for sale of the petrochemical products, the Company advised that as at the Latest Practicable Date, there are no applicable State (central and local governments) tariffs or guidance prices. Hence the selling prices shall be determined in accordance with the prevailing market prices according to the Company’s internal control measures and procedures as mentioned in the paragraph headed “Purchase of raw materials” above. We have reviewed and compared the pricing terms as set out in the invoices which were provided by the Company to us in relation to the sales of petrochemical products by the Company to associates of Sinopec Corp. and to independent third parties respectively. It is noted that the selling prices of the relevant petrochemical products charged to the relevant associates of Sinopec Corp. were no less favourable than the prevailing market prices paid by independent third parties. Therefore, we are of the view that the above pricing policy is fair and reasonable as far as the Independent Shareholders are concerned.

Furthermore, according to the Letter from the Board, Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum and petrochemical products by way of cash in accordance with the payment terms as set out in each of the individual sales contracts for the sale of such petroleum products and petrochemical products. We note that the payment terms remain the same as those set out in the Existing Mutual Product Supply and Sale Services Framework Agreement.

Based on the above, we are of the view that the aforesaid terms of the sale of petroleum products and petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

The approved Annual Caps in respect of the sale of petroleum products and petrochemical products by the Company to Sinopec Corp. and its associates for the three years ending 31 December 2016 are RMB89.873 billion, RMB105.095 billion and RMB110.742 bi llion respectively. We note that the historical sales of petroleum products and petrochemical products to Sinopec Corp. and its associates for the two years ended 31 December 2015 and the six months ended 30 June 2016 were amounted to approximately RMB62.566 billion, RMB46.659 billion and RMB19.248 billion respectively, representing approximately 69.6%, 44.4% and 17.4% of the respective approved Annual Caps for the three years ending 31 December 2016. Based on the current estimate, the Company is of the view that the Annual Cap for the year ending 31 December 2016 will not be exceeded.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As stated in the Letter from the Board, the proposed Annual Caps for the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 are RMB82.507 billion, RMB96.166 billion and RMB102.914 billion respectively, representing respective changes of approximately -25.5%, 16.6% and 7.0% over that of the respective previous year. As advised by the Company, the proposed Annual Caps are determined by the Company based mainly on the expected price and quantity of sale with reference to (i) the declining trend of crude oil prices in the last few years and the mild price recovery in 2017, 2018 and 2019; (ii) the estimated increase in the Company’s production capacity of petroleum products and petrochemical products resulting from the completion of its upgrade and construction projects; (iii) the Company’s estimate of quality enhancement and price increase of petroleum products in China and (iv) the Company’s estimate of the increase in the market prices of petrochemical products.

We understand that crude oil is a major raw material in the Group’s production of petroleum products and petrochemical products. As discussed in the sub-paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials” above, the average Brent crude oil future prices declined from 2012 to 2015, but are forecasted to increase during the three years ending 31 December 2019. Furthermore, as advised by the Company, during the past few years, the Company has enhanced the quality of its petroleum products pursuant to (the Notice of the NDRC on the Pricing Policy in relation to Petroleum Products’ Quality Upgrade*) published on 16 September 2013. As a result, the Company has experienced a change in its product mix comprising a greater proportion of petroleum products of improved quality which command higher unit prices. On this basis, we consider it is acceptable for the Company to take into consideration the effect of the possible increases in crude oil prices and the quality improvement of its products, which will in turn lead to increases in the prices of petroleum products and petrochemical products, in determining the relevant Annual Caps for the three years ending 31 December 2019.

As for the petrochemical products, the Company has advised us that it plans to implement various production facilities upgrade and construction projects including the construction of new 790,000 tons/year 3# ethylene plant and 100,000 tons/year EVA plant, refined oil products upgrading and mix improvement project, feedstock flexibility improvement project on ethylene plant, and ethylene products utilisation project. As stated in the Letter from the Board, the new 790,000 tons/year 3# ethylene plant is expected to increase ethylene production and propylene production by 0.6 million tons/year and 0.2 million tons/year respectively, and the 100,000 tons/ year EVA plant is expected to increase the EVA production by 0.1 million tons/years. Meanwhile, the refined oil products upgrading and mix improvement project will enable the Company to further adjust the Company’s refined oil structure, thereby reducing the Company’s diesel/gasoline production ratio from 1.38:1 in 2015 to 1.01:1 upon project completion. The Company considers that the implementation of these production facilities upgrade and construction projects will increase its overall processing capability and expects its processing volume of crude oil will increase by 2%, 6% and 6% for each of the three years ending 31 December 2019, and thus increase its production volume of petroleum products and petrochemical products. We further understand from the Company that the overall sale of petroleum products and petrochemical products to customers, including Sinopec Corp. and its associates, is expected to increase as a result of the production capacity expansion based on its general operating principle of “ ” (i.e. all products produced will be sold). Furthermore, as gasoline can generally be sold at a higher price than diesel in the market, we consider the adjustment of diesel/gasoline production mix brought by the refined oil products upgrading and mix improvement project mentioned above will contribute to an increase in sale transaction amount in monetary terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed under the sub-paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials” in this letter, Jinshan Associated Trading Company has experienced and is forecasted to maintain its business growth in import and export of petrochemical products at a rate of 61%, 21% and 6% for each of the three years ending 31 December 2019 respectively. As stated in the Letter from the Board, Jinshan Associated Trading Company is involved in the procurement of petrochemical products for Sinopec Corp. and its associate, which also constitutes continuing connected transaction under this category. In this connection, we concur with the Company to take into account the effect of business growth of Jinshan Associated Trading Company in determining the proposed Annual Caps.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the sale of petroleum products and petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2017, 2018 and 2019 is fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Property leasing

(a)	Reasons for and benefit of the transactions

Housing units at Huamin Empire Plaza

As stated in the Letter from the Board, the Company has been leasing certain housing units at Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, the PRC to Sinopec Corp. and its associates since 2007. The Company intends to continue to lease the property to Sinopec Corp. and its associates contemplated under the Existing Mutual Product Supply and Sale Services Framework Agreement, after taking into account of (1) the solid financial background and reputation of Sinopec Corp.; and (2) the fact that Sinopec Corp. is able to rent a significant space for a relatively long period of time. We consider that the leasing of housing units under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company as it generates recurring income for the Company.

In view of the above, we consider that the leasing of the housing units at Huamin Empire Plaza to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Pricing and payment terms

Housing units at Huamin Empire Plaza

Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the leasing of the housing units at Huamin Empire Plaza to Sinopec Corp. and its associates will be priced in accordance with the prevailing market prices, and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, with reference to the rental of commercial properties that is of the same grade as and that are close to Huamin Empire Plaza in the same district. The Company will generally receive rental payments in cash in accordance with the rental payment terms set out in the individual lease agreements. We note that the pricing basis for the leasing of property remains the same as compared to that stated in the Existing Mutual Product Supply and Sale Services Framework Agreement.

We have reviewed and compared the unit rental payable under the lease agreements in respect of certain units at Huamin Empire Plaza entered into by the Company with a subsidiary of Sinopec Corp. and an independent third party, respectively, and note that the unit rentals payable by the subsidiary of Sinopec Corp. and the payment terms were no less favourable than the prevailing unit rentals payable by, and the payment terms applicable to, the independent third party. We have also obtained market rental price information from (City House*, www.cityhouse.cn), a recognised PRC real estate website, in respect of commercial properties located in the same district as Huamin Empire Plaza which are of the comparable building grade, and note that the unit rentals payable by the subsidiary of Sinopec Corp are comparable to the prevailing market rental rates of these commercial properties.

Having considered the above, we are of the view that the terms of the provision of leasing services contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed Annual Caps

The proposed Annual Caps in respect of the lease of housing units at Huamin Empire Plaza to Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 are RMB36 million, RMB36 million and RMB36 million respectively, which are determined with reference to (i) the market prices of similar properties in Shanghai in the past three years; and (ii) the Company’s estimate of the increase in rental prices for office properties in Shanghai in respect of the housing units at Huamin Empire Plaza.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the approved Annual Caps in respect of leasing of property under the Existing Mutual Product Supply and Sale Services Framework Agreement for each of the three years ending 31 December 2016 are RMB112 million, RMB114 million and RMB116 million respectively, while the historical annual transaction values in relation to property leasing to Sinopec Corp. and its associates for the two years ended 31 December 2015 and the six months ended 30 June 2016 were approximately RMB29 million, RMB29 million and RMB14 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

We understand from the Company that the significant decrease in the proposed Annual Caps for the three years ending 31 December 2019 from the previous annual caps is mainly attributable to the termination of the Chenshan Oil Depot Area Assets Lease Agreement, whose rent was estimated to be not more than RMB78.3 million in aggregate for each of the three years ending 31 December 2016, as stated in the 2013 Circular.

In respect of the rental of housing units at Huamin Empire Plaza, the proposed annual cap represents an increase of approximately 24% from the historical annual transaction values of RMB29 million for the two years ended 31 December 2015. We note from the Letter from the Board that the Company proposed the annual caps for each of the three years ending 31 December 2019 with reference to market data sampled for commercial properties rental in Shanghai. As advised by the Company, based on the market information available to the Company, the average rent of office premises in Shanghai grew by 9.0% and 9.1% in 2014 and 2015 respectively, and the growth rate of average rent has maintained at around 5% in the first half of 2016. Taking in account of the growth in market rent for office premises in Shanghai in the past few years, together with the rent tolerance capability of the tenants and the occupancy rate of its properties, the Company therefore adopted an increase of around 24% from the historical annual transaction values of 2014 and 2015 (the rental rate of the corresponding lease agreement was based on the prevailing market rates in 2014) to arrive at the proposed annual caps for the coming three years.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the leasing services of housing units at Huamin Empire Plaza contemplated under the Renewed Mutual Product Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable.

(iv)	Agency sale of petrochemical products

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company has in the past, in the ordinary and usual course of business, entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fibre monomers and polymers, synthetic fibres, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, trading, distribution and marketing of the Company’s products are important elements in the success of the Company’s business. The Company considers that, by appointing Sinopec Corp. and its associates as its sales agent, it will (i) benefit from Sinopec Corp.’s experience, expertise and strong global network; (ii) increase the sales of petrochemical products; (iii) avoid peer competition with Sinopec Corp. and its associates; and (iv) further improve the Company’s bargaining position with customers.

We note in its 2015 annual report that (i) Sinopec Corp. is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations; (ii) it is a large scaled oil and gas producer in China; (iii) in respect of refining capacity, it ranks first in China; (iv) equipped with a well-developed refined oil products sales network, it is the largest supplier of refined oil products in China; (v) in terms of ethylene production capacity, it takes the first position in China; and (vi) it has a well-established marketing network for chemical products. Sinopec Corp. and its subsidiaries sell a wide range of petrochemical products including basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer and the revenue generated from its sales of petrochemical products amounted to approximately RMB309.6 billion for the year ended 31 December 2015. After taking into account the above, we are of the view that the agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement is beneficial to the Company, because through the network of Sinopec Corp. the agency sale of petrochemical products of the Company will be increased.

Based on the above, we consider that the agency sale of petrochemical products through Sinopec Corp. and its associates under the Renewed Mutual Product Supply and Sale Services Framework Agreement is carried out in the ordinary and usual course of business and is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

We note that the pricing policy for agency sale of the Company’s petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement remains the same as compared to the Existing Mutual Product Supply and Sale Services Framework Agreement. As advised by the Company, there is no applicable State’s guidance on the commission rates in relation to such agency sales. Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in relation to the agency sale are determined by the amount of sales and the prevailing market commission rates offered by other agencies for similar services. As stated in the Letter from the Board, the Company will settle the commissions payable in cash with Sinopec Corp. and its associates generally on a monthly basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company has confirmed that it is not restricted under the Existing Mutual Product Supply and Sale Services Framework Agreement or the Renewed Mutual Product Supply and Sale Services Framework Agreement to approach and choose any sales agents to carry out the agency sales of the Company’s petrochemical products. However, as the Company has not obtained similar agency sales services from independent third parties during the two years ended 31 December 2015 and the six months ended 30 June 2016, we were not able to compare the terms of the agency sale of petrochemical products conducted with Sinopec Corp. and its associates with those conducted with independent third parties. We have been further advised by the Company that the Group has only conducted agency sales of its petrochemical products via Sinopec Corp. and its associates during the two years ended 31 December 2015 and the six months ended 30 June 2016 as the commission rates offered by Sinopec Corp. and its associates were no less favourable than those offered by alternative sales agents. In light of the above, as an alternative, we have obtained from the Company and reviewed sample agreements entered into between: (i) the Company and an agency sale company (the “Agency”) which is an associate of Sinopec Corp.; and (ii) the Agency and a group company of China Petrochemical Corporation, and note that the commission rates offered by the Agency to the Company were comparable to offered to the associate of Sinopec Corp. We further understand from the Company that the Agency do not provide agency sales services to other independent third parties, and the commission rates charged by the Agency from its customers are generally determined with a view to cover the costs incurred by the Agency in providing services such as procurement of purchasers, collection of payments from the end customers, and coordination of logistics in respect of the sales. Hence, we concur with the Company that the terms contained in the agency agreement between the Company and the Agency are no less favourable compared with those entered into between the Agency and other parties.

After taking into consideration of the above, we are of the view that the terms of the agency sale of petrochemical products contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(c)	Proposed annual caps

It is noted that the approved Annual Caps in respect of the annual agency commission payable to Sinopec Corp. and its associates the three years ending 31 December 2016 are RMB283 million, RMB305 million and RMB309 million respectively, while the historical agency commission of petrochemical products by Sinopec Corp. and its associates for the two years ended 31 December 2015 and the six months ended 30 June 2016 were approximately RMB113 million, RMB112 million and RMB47 million respectively, representing approximately 39.9%, 36.7% and 15.2% of the respective approved Annual Caps for the three years ending 31 December 2016. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The proposed Annual Caps in relation to the agency sale of petrochemical products under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 are RMB195 million, RMB232 million and RMB240 million respectively. Although, the proposed Annual Cap of 2017 decreases from the approved Annual Cap of 2016, which is largely due to the decline of crude oil price during last few years, there is a steady increasing trend of the proposed Annual Caps for the years ending 31 December 2018 and 2019. As advised by the Company, the proposed Annual Caps in relation to the agency sales of petrochemical products are determined with reference to its estimate of (i) the increase in petrochemical product prices resulting from the recovery in crude oil prices; and (ii) the increase in the Group’s production capacity.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company expects that there will be a recovery of the prices of crude oil, being a major raw material of the Group’s petrochemical products, which will lead to an increase in the prices of Company’s petrochemical products expected to be sold through agency sale in the three years ending 31 December 2019. We consider that it is reasonable for the Company to take into account the increase in the prices of crude oil in determining the Annual Caps relating to agency sale of petrochemical products in view of the historical crude oil price trend as discussed under the sub-paragraph headed “Proposed Annual Caps” under the paragraph headed “Purchase of raw materials” in this letter. We further understand from the Company that the implementation of the Company’s production facilities upgrade and construction projects as mentioned above will further increase the production capacity of the Company’s petrochemical products. Accordingly, it is reasonable for the Company to expect that the agency sale of its petrochemical products through Sinopec Corp. and its associates will increase as a result of the production capacity expansion.

Having considered the above, we are of the view that the basis of determining the Annual Caps in respect of the Company’s agency sale of petrochemical products through Sinopec Corp. and its associates contemplated under the Renewed Mutual Product Supply and Sale Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable.

(3)	Continuing Connected Transactions contemplated under the Renewed Comprehensive Services Framework Agreement

The table below sets out a brief description of each category of the Continuing Connected Transactions contemplated under the Renewed Comprehensive Services Framework Agreement:

Categories of Continuing Connected Transactions		Description

(i)	Construction, installation and engineering design services	Provision of construction, installation and engineering design services regarding petrochemical plant by China Petrochemical Corporation and its associates

(ii)	Petrochemical industry insurance services	Provision of property insurance cover on the operations of the Company by China Petrochemical Corporation

(iii)	Financial Services	Provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services by Sinopec Finance, an associate of China Petrochemical Corporation

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the types of products and services contemplated under the Renewed Comprehensive Services Framework Agreement are substantially the same as those in the Existing Comprehensive Services Framework Agreement, which was approved in the 2013 EGM. Having considered the principal business of the Company and the nature of the transactions contemplated under the Renewed Comprehensive Services Framework Agreement as set out above, we are of the view that the services to be provided under the Renewed Comprehensive Services Framework Agreement are necessary for the Company to carry out its ordinary and usual course of business.

(i)	Construction, installation and engineering design services

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, since its initial public offering on 6 July 1993 the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services for the purpose of upgrading and optimising existing products and processes as well as developing new technology, products, processes and equipment relating to the business of the Company. Such service providers include Sinopec Ningbo Engineering Company Limited and Sinopec Shanghai Engineering Company Limited, both of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”).

Since its initial public offering on 6 July 1993, the Company has obtained construction, installation and engineering design services from associates of China Petrochemical Corporation, and believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. Taking into consideration (i) the long term co-operative relationship between the Company and China Petrochemical Corporation and its associates in respect of construction, installation and engineering design services; and (ii) the reliability of the construction, installation and engineering design services provided by China Petrochemical Corporation and its associates to the Group, we concur with the Company that it is beneficial to the Company to continue to obtain the relevant services from China Petrochemical Corporation and its associates as this will allow the Company to ensure timely completion of its future projects while maintaining the required quality.

Furthermore, as advised by the Company, the design, installation and construction of facilities, products and processes of the Company may involve disclosure of various intellectual property and trade secrets to the service providers. According to the letter from the Board, the Company believes that obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services. In view of the importance of preservation of the Company’s intellectual property and trade secrets in maintaining its competitive advantages, we concur with the Company that the engagement of China Petrochemical Corporation and its associates to provide construction, installation and engineering design services would reduce the risk of leakage of intellectual property and trade secrets to third parties which is beneficial to the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above, we consider that the procurement of construction, installation and engineering design services from China Petrochemical Corporation and its associates under the Renewed Comprehensive Services Framework Agreement is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices for such services. As advised by the Company, due to highly specific technologies required for the engineering design services, it is unusual to have two or more independent third parties to participate in the bidding. Therefore, the pricing for engineering services is usually determined via negotiation, with reference to the guidance lines proposed in (the Tariff of Engineering Survey and Design*) published by NDRC.

As for pricing of the construction and installation services, it usually follows a typical bidding process. We understand from the Company that following receipt of the quotation, the Company will review and negotiate the price and terms of the quotation on an arm’s length basis, and determine the selection of service provider by taking into account factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers to meet delivery schedules and to continuously provide the services, and qualification and relevant experiences of the service providers. As stated in the Letter from the Board, the Company will settle the service fees by cash in accordance with the payment terms set out in each of the individual service contracts.

In view of the above, we consider that the basis for determining the fees payable by the Company to the associate of China Petroleum Corporation for the relevant services and terms of the transactions are on normal commercial terms and fair and reasonable so far as the Company and Independent Shareholders are concerned.

(c)	Proposed Annual Caps

We note that the approved Annual Caps in respect of the provision of construction, installation and engineering design services under the Existing Comprehensive Services Framework Agreement for the three years ending 31 December 2016 are RMB668 million, RMB1,593 million and RMB1,824 million respectively, while the historical aggregate fees paid for the provision of construction, installation and engineering design by the Company to China Petrochemical Corporation for the two years ended 31 December 2015 and the six months ended 30 June 2016 amounted to approximately RMB144 million, RMB159 million and RMB64 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the Letter from the Board, the proposed Annual Caps for the three years ending 31 December 2019 are RMB1,788 million, RMB2,621 million and RMB3,444 million respectively and are determined mainly with reference to (i) the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and (ii) the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

As advised by the Company, the year on year increase of the proposed Annual Caps of approximately -2.0%, 46.6%, and 31.4% in the three years ending 31 December 2019 is mainly due to the Company’s plans to implement production facilities upgrades and various construction projects which will result in an increase in the demand for construction, installation and engineering design services. According to the Letter from the Board, the Company has plans to construct new 790,000 T/Y 3# ethylene plant and 100,000 T/Y EVA plant, refined oil products upgrading and mix improvement project, feedstock flexibility improvement project on ethylene plant, ethylene products utilisation project, as well as other environmentally-friendly, energy-saving technological upgrade projects. According to the Company’s current project investment plan, the capital expenditures for the abovementioned projects during the years of 2017, 2018 and 2019 are expected to be over RMB3.7 billion, RMB9.2 billion and RMB8.9 billion respectively. We note that the increase in the proposed Annual Caps in respect of the provision of construction, installation and engineering design services over the coming three years period is justified by the Company’s project investment plan and the increase in the Company’s expected total capital investment in respect of the above projects, where the payment for the construction, installation and engineering design services pursuant to the relevant contracts generally lags behind the payment for equipment procurement costs for these respective projects, resulting in a higher annual cap expected in 2019 as compared to that of 2018. Based on the service fee estimate schedule provided to us by the Company in respect of the construction, installation and engineering design services for its planned projects mentioned above, we note that a greater portion of the service costs are expected to be incurred in the later stage of the relevant projects in line with the progress of the equipment installation works.

In respect of the market prices of the construction, installation and engineering design services for 2017, 2018 and 2019, we were advised by the Company that it has factored in the anticipated increase in labour costs in line with GDP growth and inflation rates of the PRC when determining the proposed Annual Caps for the coming three years. Given that the GDP and Consumer Price Index of the PRC have maintained at relatively stable growth rate of around 7% and 2%, respectively, in each of 2014, 2015 and the six months ended 30 June 2016, we concur with the Company to consider these economic growth trends and the effect of anticipated market price increase when determining the proposed Annual Caps.

In view of the above, we consider that it is reasonable for the Company to take into account its estimate of the demand for construction, installation and engineering design services which are required to satisfy its existing and future development and the increase in the market prices of construction, installation and engineering design services in determining the relevant proposed Annual Caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the basis of determining the proposed Annual Caps in respect of the construction, installation and engineering design services provided by China Petrochemical Corporation and its associates contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable so far as Independent Shareholders are concerned.

(ii)	Petrochemical industry insurance services

(a)	Reasons for and benefit of the transactions

We understand from the Company that captive insurance has been widely adopted in the petrochemical industry. According to the Letter from the Board, the Ministry of Finance has granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. Since its initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the property insurance cover on the operations of the Company.

We note from the Safety Production Insurance Fund Document (“SPI Fund Document”) issued by the Ministry of Finance of the PRC and the former China Petrochemical Corporation in 1997 that all group companies of China Petrochemical Corporation are required to participate in the captive insurance scheme, which is established to provide insurance coverage to fixed assets, inventory, production facilities and newly built production facilities yet to be capitalised as fixed assets. As stated in the Letter from the Board, under the SPI Fund Document, the insurance premium represents 0.4% of the average book value of the insured fixed assets and inventories after deduction of certain items which are not covered by the captive insurance. We further understand from the Company that maintaining a suitable insurance coverage over the Company’s operation is important and will minimise the Company’s risk exposure. On this basis, we consider that obtaining insurance services from China Petrochemical Corporation will allow the Company to comply with the Administrative Measures for Production Safety Guarantee Fund and more importantly, to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Based on the above, we consider that the procurement of petrochemical industry insurance agency services under the Renewed Comprehensive Services Framework Agreement is carried out in the ordinary and usual course of business of the Company and is in the interest of the Company and the Shareholders as a whole.

(b)	Pricing and payment terms

We understand from the Company that, pursuant to the Renewed Comprehensive Services Framework Agreement, the premium payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services is priced according to the SPI Fund Document, which stipulates that such premium should be calculated based on (i) the fixed asset value and the inventory of the Company; and (ii) the capital investment amount of newly built production facilities. Such insurance premium shall be paid in cash semi-annually. The Company has provided us a copy of the calculation schedule of the insurance premium payable and the corresponding insurance premium payment slip in respect of petrochemical industry insurance services entered into between the Company and China Petrochemical Corporation and we noted that the pricing terms and payment terms for the insurance premium are in line with those stipulated in the SPI Fund Document.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the aforesaid terms of the provision of petrochemical industry insurance services under the Renewed Comprehensive Services Framework Agreement are on normal commercial terms and fair and reasonable so far as the Company and the Independent Shareholders are concerned.

(c)	Proposed annual caps

We note that the approved Annual Caps in respect of the provision of petrochemical industry insurance services under the Existing Comprehensive Services Framework Agreement for the three years ending 31 December 2016 are RMB180 million, RMB190 million and RMB200 million respectively, while the historical aggregate insurance premium paid by the Company to China Petrochemical Corporation for the two years ended 31 December 2015 and the six months ended 30 June 2016 were approximately RMB118 million, RMB118 million and RMB61 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

According to the Letter from the Board, the proposed Annual Caps in respect of petrochemical industry insurance services for the three years ending 31 December 2019 are RMB140 million, RMB160 million and RMB180 million respectively and are determined mainly with reference to the Company’s current and estimated growth in the aggregate value of its facilities in view of its existing business and future development.

We understand that the aggregate insurance premium to be paid by the Company to China Petrochemical Corporation for the captive insurance services is determined as a fixed percentage based on (i) the fixed asset value and the inventory of the Company; and (ii) the capital investment amount of newly built production facilities as set out in the SPI Fund Document. We understand from the Company that the decrease in the proposed Annual Caps for the three years ending 31 December 2019 with regard to the previous three years of 2014 to 2016 is mainly due to the decrease in petrochemical industry insurance premium to be paid as a result of the expected reduction of inventory value, due to a lower crude oil price compared to the past few years. Nevertheless, within next three years, the proposed Annual Caps still maintain an increasing trend as a result of the expansion of the Company’s asset size in light of its planned projects relating to the construction of new 790,000 T/Y 3# ethylene plant and 100,000 T/Y EVA plant, refined oil products upgrading and mix improvement project, feedstock flexibility improvement project on ethylene plant, ethylene products utilisation project, as well as other environmentally-friendly, energy-saving technological upgrade projects as mentioned above. According to the Letter from the Board, based on the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2017, 2018 and 2019 are expected to be over RMB3.7 billion, RMB9.2 billion and RMB8.9 billion, respectively. The implementation of these projects will lead to an increase in fixed assets, production facilities and newly built production facilities yet to be capitalised as fixed assets. We have obtained from the Company the capital expenditure estimation in respect of the planned projects, and note that the growth of assets amount subject to the mandatory captive insurance scheme estimated by the Company increases in line with the overall growth in the Group’s fixed asset in connection with the planned project investments, which supports Company’s expectation of an increasing amount of insurance premium to be paid to China Petrochemical Corporation in the coming three years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the basis of determining the annual caps in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation and its associates contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable so far as the Independent Shareholders are concerned.

(iii)	Financial Services

(a)	Reasons for and benefit of the transactions

According to the Letter from the Board, the Company has in the past been obtaining financial services from Sinopec Finance, which is a non-bank finance company approved and regulated by the PBOC and the CBRC. Sinopec Finance offers the following services:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

As stated in the Letter from the Board, the major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and bill discounting services. We understand that the Company expects to continue to obtain such services from Sinopec Finance in the three years ending 31 December 2019. According to the Letter from the Board, the loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms offered by Chinese commercial banks for loans. Since the loans provided by Sinopec Finance will not be secured by the assets of the Group, and these loans will be obtained on normal commercial terms, the transaction is exempted from the reporting, announcement and independent shareholders’ approval requirements according to Rule 14A.90 of the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, the Company considers that having reliable and efficient financial services is important to its business operation as the nature of the Company’s business often involves payment of large sums of money. We understand from the Company that the financial services provided by Sinopec Finance have always been instrumental to the ongoing smooth operation of the Company and the terms of service are generally no less favourable than the terms offered by other financial institutions.

Based on the above, we consider that the provision of financial services by Sinopec Finance under the Renewed Comprehensive Services Framework Agreement is carried out in the ordinary and usual course of business and is in the interest of the Company and the Shareholders as a whole as it allows the Company access to timely and efficient financial services which are essential to its operation.

(b)	Pricing and payment terms

According to the Letter from the Board, the fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be no less favourable than the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time. If neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favourable than terms available from the commercial banks or financial institutions in China. In order to determine whether the terms offered by Sinopec Finance is less favourable or not, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance.

In order to assess whether the terms of the financial services under the Renewed Comprehensive Services Framework Agreement are comparable to those available from independent commercial banks in PRC, we have been provided by the Company with samples of summary of bill discount rates offered by Sinopec Finance and other independent commercial banks in PRC. We have reviewed the aforesaid summary and note that the bill discount rates offered by Sinopec Finance to the Company were comparable to those offered by the independent commercial banks in PRC. Based on the above, we are of the view that the terms of the financial services under the Renewed Comprehensive Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)	Proposed annual caps

The approved Annual Caps in respect of the provision of financial services under the Existing Comprehensive Framework Agreement for the three years ending 31 December 2016 are RMB300 million, RMB300 million and RMB300 million respectively, while the historical fees paid by the Company to Sinopec Finance for the two years ended 31 December 2015 and the six months ended 30 June 2016 were approximately RMB61 million, RMB32 million and RMB2 million respectively. Based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The proposed Annual Cap for the provision of financial services under the Renewed Comprehensive Services Framework Agreement for each of the three years ending 31 December 2019 is RMB200 million. As advised by the Company, the proposed Annual Caps are determined mainly with reference to: (i) the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance; and (ii) the expected increase in the volume of transactions involving the use of financial services due to the growth in the business and operation of the Company. As set out above, the historical transaction amounts in financial services are fairly low as compared to the respective approved Annual Caps during the three years ending 31 December 2016. According to the Letter from the Board, the Company receives various loans (such as short term loans and project loans) and bill acceptance or discounting services from Sinopec Finance from time to time. However, since the profits of the Company have increased over the last two years, the Company had sufficient working capital for its operations and did not have a high demand for external financing, resulting in a low historical transaction amounts in financial services with Sinopec Finance. Notwithstanding, as further set out in the Letter from the Board, the construction of new 790,000 tons/year 3# ethylene plant and 100,000 tons/year EVA plant, refined oil products upgrading and mix improvement project, feedstock flexibility improvement project on ethylene plant, ethylene products utilisation project, as well as other environmental-friendly, energy-saving technological upgrade projects will further increase the production scale of the Company and increase demand for working capital of the Company. The completion of the abovementioned projects is expected to help support the Group’s business growth and expand the Group’s operating scale, resulting in an increasing capital demand. The Company has stated in the Letter from the Board that it has taken into account the initial working capital for abovementioned projects that may commence operations in the next three years and the extra working capital required due to the increase in production scale of the Company when considering its working capital and external financing required. In order to fund part of its capital needs, the Company expects to obtain from Sinopec Finance RMB4 billion of loans (which is exempted from the reporting, announcement and independent shareholders’ approval requirements according to Rule 14A.90 of the Hong Kong Listing Rules) and obtain bill acceptance or discounting services with an aggregate bill face value of RMB1 billion for each of the three years ending 31 December 2019. The Company has further advised us that when determining the proposed Annual Caps, it estimates (i) the discount rate for bill discounting services to be comparable to the prevailing bill discount rate offered by Sinopec Finance; and (ii) interest rates for such loans to be 90% of the current interest rate as announced by the PBOC taking into account actual preferential interest rates charged for loans obtained from Sinopec Finance in the past three years. In this connection, we consider it is acceptable for the Company to adopt a lower interest rate than the prevailing rates in determining the proposed Annual Caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the basis of determining the annual caps in respect of the provision of financial services contemplated under the Renewed Comprehensive Services Framework Agreement for the three years ending 31 December 2019 is fair and reasonable so far as Independent Shareholders are concerned.

IV.	RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the Directors’ view that (i) the Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group; (ii) the terms of the Continuing Connected Transactions are on normal commercial terms, and are fair and reasonable so far as the Independent Shareholders are concerned; (iii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iv) the basis of determining the proposed Annual Caps of the Continuing Connected Transactions are fair and reasonable. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the Continuing Connected Transactions and the respective proposed Annual Caps thereof at the EGM.

Yours faithfully,
For and on behalf of

Shenwan Hongyuan Capital (H.K.) Limited
Ting Kay Loong	Chan Ying Wai
Managing Director	Associate Director

Mr. Ting Kay Loong is a licensed person and a responsible officer of Shenwan Hongyuan Capital (H.K.) Limited registered with the Securities and Futures Commission to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) since 2006. Mr. Ting has over 20 years of experience in corporate finance industry and has participated in the provision of financial advisory or independent financial advisory services for various transactions involving companies listed in Hong Kong.

Mr. Chan Ying Wai is a licensed person and a responsible officer of Shenwan Hongyuan Capital (H.K.) Limited registered with the Securities and Futures Commission to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO since 2015. Mr. Chan has worked in corporate finance industry since 2009 and has acted as financial adviser or independent financial adviser in various corporate finance advisory transactions.

*	denotes English translation for illustrative purposes only

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests of the Directors, the Supervisors and the senior management of the Company in competing business

As at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company and so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder.

(b)	Interests and short positions of the Directors, the Supervisors and the senior management of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, interests or short positions of the Directors, the Supervisors or the senior management of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

					Approximate shareholdings as a percentage (%) of:
Name of shareholder	Type of interests	Class of shares	Number of shares		The relevant class of shares		The total issued share capital of the Company
Wang Zhiqing	Beneficial owner	A Share options(1)	500,000	(L)	0.01	(L)	0.01	(L)
Gao Jinping	Beneficial owner	A Share options(1)	500,000	(L)	0.01	(L)	0.01	(L)
Ye Guohua	Beneficial owner	A Share options(1)	430,000	(L)	0.01	(L)	0.01	(L)
Jin Qiang	Beneficial owner	A Share options(1)	430,000	(L)	0.01	(L)	0.01	(L)
Guo Xiaojun	Beneficial owner	A Share options(1)	430,000	(L)	0.01	(L)	0.01	(L)

(L) — long position

Note:

(1)	the Shares comprise A share options granted on 6 January 2015 pursuant to the Share Option Incentive Scheme adopted by the Company on 23 December 2014.

APPENDIX I	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

As at the Latest Practicable Date, none of the Directors, the Supervisors or the senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for Shares or debentures of the Company or any of its associated corporations.

(c)	Interests and short positions of substantial shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital were as set out in the tables below:

(i)	Interests in the shares of the Company

					Approximate shareholdings as a percentage (%) of:
Name of shareholder	Type of interests	Class of shares	Number of shares held		The relevant class of shares		The total issued share capital of the Company
Sinopec Corp.	Beneficial owner	A Shares	5,460,000,000	(L)	74.74	(L)	50.56
China Petrochemical Corporation (Note)	Attributable interests	A Shares	5,460,000,000	(L)	74.74	(L)	50.56
Blackrock, Inc.	Beneficial owner; investment manager; Other (lendable shares)	H Shares	212,320,324	(L)	6.07	(L)	1.97
Citigroup Inc.	Beneficial owner; investment manager	H Shares	175,606,780	(L)	5.02	(L)	1.63
			887,950	(S)	0.02	(S)	0.01
			172,123,191	(P)	4.92	(P)	1.59

(L) — long position; (S) — short position; (P) — lending pool

APPENDIX I	GENERAL INFORMATION

Note:	Based on the information available to the Directors of the Company on the website of the Hong Kong Stock Exchange and so far as the Directors are aware, as at the Latest Practicable Date, China Petrochemical Corporation directly and indirectly holds 71.32% of the total issued share capital of Sinopec Corp.. By virtue of such relationship, China Petrochemical Corporation is deemed interested in the 5,460 million A Shares of the Company directly held by Sinopec Corp..

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors of the Company are aware of, no person (not being a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

As at the Latest Practicable Date, none of the Directors or expert had any direct or indirect interest in any asset which had since 31 December 2015, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2015, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

As at the Latest Practicable Date, Mr. Lei Dianwu and Mr. Mo Zhenglin are employees of Sinopec Corp.. The interest of Sinopec Corp. is disclosed in the table on page 11 of the circular. As at the Latest Practicable Date, none of the Director are also directors of Sinopec Corp. and China Petrochemical Corporation.

3.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

4.	EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Shenwan Hongyuan, a licensed corporation under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities under the SFO. As at the Latest Practicable Date, Shenwan Hongyuan did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX I	GENERAL INFORMATION

As at the Latest Practicable Date, Shenwan Hongyuan did not have any direct or indirect interests in any assets which had since 31 December 2015 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Shenwan Hongyuan issued a letter dated 2 September 2016, for the purpose of incorporation in this circular, in connection with their advice to the Independent Board Committee and the Independent Shareholders. Shenwan Hongyuan has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, there has been no material adverse change in the financial or trading position of the Group since 31 December 2015, the date on which the latest published audited accounts of the Company have been made up.

7.	MISCELLANEOUS

(a)	The joint company secretaries of the Company are Zhang Jianbo and Ng Sin Yee, Clare.

(b)	The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, the People’s Republic of China.

(c)	The share registrars and transfer office for the Company’s H-shares are Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

APPENDIX I	GENERAL INFORMATION

8.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including the date of the EGM:

(a)	the Renewed Framework Agreements;

(b)	the Existing Framework Agreements;

(c)	the letter of consent from Shenwan Hongyuan dated 2 September 2016;

(d)	the letter of advice from Shenwan Hongyuan to the Independent Board Committee dated 2 September 2016, the text of which is set out on pages 40 to 67 of this circular;

(e)	the letter from the Independent Board Committee dated 2 September 2016, the text of which is set out on pages 38 to 39 of this circular;

(f)	minutes for the 13th meeting of the eighth session of the Board held on 23 August 2016; and

(g)	this circular.

APPENDIX II	NOTICE OF FIRST EXTRAORDINARY
GENERAL MEETING FOR 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST EXTRAORDINARY

GENERAL MEETING FOR 2016

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this notice is truthful, accurate and complete, and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN THAT the 13th meeting of the eighth session of the board of directors of the Company was held on 23 August 2016. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company on or after 2 September 2016. The meeting has resolved to convene the First Extraordinary General Meeting of the Company for 2016 (the “EGM”) at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00 p.m. with details as follows:

Items to be considered at the EGM:

(I)	To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(1)	To consider and approve the Mutual Product Supply and Sale Services Framework Agreement (2017-2019) and the continuing connected transactions (i.e. the connected transactions in the ordinary course of business, same hereinafter) contemplated thereunder, and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Mutual Product Supply and Sales Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.

APPENDIX II	NOTICE OF FIRST EXTRAORDINARY
GENERAL MEETING FOR 2016

For details of the aforesaid continuing connected transactions, please refer to the “Announcement on Continuing Connected Transactions” published on the website of the Hong Kong Exchanges and Clearing Limited on 23 August 2016, the “Announcement on On-going Connected Transactions” (the “Announcement”) published on the website of the Shanghai Stock Exchange on 23 August 2016 and in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 24 August, or relevant content of the Company’s circular on continuing connected transactions (the “Circular”) to be despatched to its H shareholders on or around 2 September 2016.

(2)	To consider and approve the Comprehensive Services Framework Agreement (2017- 2019), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the Company’s Announcement published on the websites of the Hong Kong Exchanges and Clearing Limited and the Shanghai Stock Exchange, the Company’s Announcement published in the “China Securities Journal”, the “Shanghai Securities News” and “Securities Times” on 24 August or relevant content of the Company’s circular to be despatched to its H shareholders on or around 2 September 2016.

Details of the resolutions proposed at the EGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are also published in the circular of the Company to the holders of the Company’s H shares dated.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 2 September 2016

As at the date of this notice, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

APPENDIX II	NOTICE OF FIRST EXTRAORDINARY
GENERAL MEETING FOR 2016

Notes:

I.	Attendee of the EGM

1.	Eligibility for attending the EGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Wednesday, 14 September 2016 are eligible to attend the EGM. Unregistered holders of H shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Wednesday, 14 September 2016.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

b.	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

c.	To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the EGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the EGM should complete and return the notice of attendance for EGM to the Company before Tuesday, 27 September 2016. For details, please refer to the notice of attendance for the First Extraordinary General Meeting of the Company for 2016.

APPENDIX II	NOTICE OF FIRST EXTRAORDINARY
GENERAL MEETING FOR 2016

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from Thursday, 15 September 2016 to Tuesday, 18 October 2016 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Wednesday, 14 September 2016.

4.	In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM for approval of Resolution 1 and/or Resolution 2.

5.	The Secretariat for the EGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

Exhibit 99.3

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of Attendance for the First Extraordinary General Meeting in 2016

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the first extraordinary general meeting in 2016 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.	In accordance with the resolutions made at the thirteenth meeting of the eighth session of the board of directors of the Company, the share registration date for the EGM is on Wednesday, 14 September 2016. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the EGM.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document. A shareholder attending the EGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please return this notice of attendance before Tuesday, 27 September 2016 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai, PRC.

or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

Suite B, 28/F, Huamin Empire Plaza,

728 West Yan’an Road,

Shanghai, PRC.

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

48 Jinyi Road,

Jinshan District,

Shanghai 200540, PRC.

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (+86) 21 5794 0050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar:

Hong Kong Registrars Limited,

17M Floor, Hopewell Centre,

183 Queen’s Road East,

Wan Chai, Hong Kong.

Exhibit 99.4

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Form of Proxy for the First Extraordinary General Meeting for 2016

Number of shares relevant to this form of proxy                                                                                                              (Note 1)

I/We                                                                                                                                                                                     (Note2)

of address/identity card number and shareholder number

being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding

                                                                      A shares/                                                                              H shares (Note 3) of

the Company hereby appoint the Chairman of the first extraordinary general meeting for 2016 (the “EGM”)/

                                         (Note 4) as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan District,

Shanghai, the PRC, at 14:00 on Tuesday, 18 October 2016 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolutions		For (Note 5)	Against (Note 5)
1	To consider and approve the Mutual Product Supply and Sale Services Framework Agreement (2017-2019) and the continuing connected transactions (i.e. the connected transactions in the ordinary course of business, same hereinafter) contemplated thereunder, and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Mutual Product Supply and Sales Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.
2	To consider and approve the Comprehensive Services Framework Agreement (2017-2019), the continuing connected transactions contemplated thereunder and the annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019. To approve and confirm generally and unconditionally that all directors of the Company are authorised to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement, and to make changes thereto which may in his or her opinion be necessary or desirable.

Date 2016	Signature: (Note 6)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).
2.	Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).
4.	Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the EGM” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.
5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

7.	Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM. Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.
8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.	In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.